Exhibit 2.6

SHARE SALE AGREEMENT

between

Carey Agri International Poland Sp. z o.o.,

Central European Distribution Corporation

and

Wlodzimierz Szydlarski

Sylwester Zakrzewski

Wojciech Piatkowski

Warsaw, 5 September 2003

SHARE SALE AGREEMENT

This share sale agreement (hereinafter: the “Agreement”) was signed on 5 September 2003 by and between:

1.	Carey Agri International Poland Sp. z o.o. with its registered office at ul. Bokserska 66A, 02-690 Warsaw, Poland, represented by William V. Carey, (hereinafter: “Carey Agri”),

2.	Central European Distribution Corporation with its registered office at 1343 Main Street, # 301, Sarasota, Florida 34236, USA, represented by William V. Carey, (hereinafter: “CEDC”), hereinafter jointly referred to as the “Buyers”.

The documents confirming authorization of the Buyers to conclude this Agreement constitute Schedule 1 to this Agreement.

and

1.	Wlodzimierz Szydlarski, domiciled at ul. Wl. Sikorskiego 7, 05-300 Minsk Mazowiecki, Poland;

2.	Sylwester Zakrzewski, domiciled at ul. Topolowa 41/6, 05-300 Minsk Mazowiecki, Poland;

5.	Wojciechem Piatkowskim, domiciled at ul. Swietokrzyska 65, 05-300 Minsk Mazowiecki, Poland, hereinafter jointly referred to as the “Sellers”.

RECITALS

A.	The Sellers as the Shareholders hold in total 600 (six hundred) shares in “PANTA-HURT” Sp. z o.o. with its registered office in: 05-300 Minsk Mazowiecki, Choszczówka Stojecka 11A, Poland, the company entered into the registered in the National Court Register maintained by the District Court in Warsaw, XXI Economic Division under KRS number 0000065197 (hereinafter: the “Company”).

B.	The Sellers agreed to sell to the Buyers and the Buyers agreed to purchase 600 Shares in the Company representing 100% of the Company’s share capital upon the terms and conditions contemplated by this Agreement.

1.	DEFINITIONS

Unless the context provides otherwise, the following terms and expressions used in this Agreement and beginning with capitals shall have the following meaning:

“Parties”	- shall mean Sellers and Buyers;

“Shares”

- shall mean shares in the Company, i.e.—unless the Agreement does not provide otherwise—600 (six hundred) shares in the Company, with a face value of PLN 1,000 (one thousand) each share, i.e. 200 shares in the Company held by Mr. Wlodzimierz Szydlarski, 200 shares held by Mr. Sylwester Zakrzewski and 200 shares held by Mr. Wojciech Piatkowski;

“Szydlarski Shares”	- shall mean shares in the Company held by Mr. Wlodzimierz Szydlarski;

“Zakrzewski Shares”	- shall mean shares in the Company held by Mr. Sylwester Zakrzewski;

“Piatkowski Shares”	- shall mean shares in the Company held by Mr. Wojciech Piatkowski;

“Price”	- shall mean the aggregate purchase price for the Shares in the Company, as defined in clause 3.1 of this Agreement;

“CEDC shares”

- shall mean the shares in Central European Distribution Corporation, a company listed on NASDAQ in the United States of America, the number and value of which are defined in clause 3.3. and 3.4 of this Agreement;

“Shares Certificates”	- shall mean depositary certificates representing CEDC Shares;

“Completion Date”	- shall mean 5 September 2003 on which the Sellers transfer 432 Shares to Carey Agri;

“Acquisition Day”

- shall mean the day on which CEDC receives decision issued by the Minister of Internal Affairs and Administration containing consent to the acquisition of the shares in the Company and on which the Shares mentioned in clause 2.1.2 shall be transferred to CEDC.

“New Receivables”	- shall mean any other receivables outstanding over 90 days than those mentioned in Schedule 2 to the Agreement;

“Real Property KW 83144”

- shall mean real estate located in Choszczówka encompassing plot No. 647/3 of a total area of 7,946 m2, for which the District Court in Minsk Mazowiecki maintains the Land and Mortgage Register No. 83144.

“Real Property KW 5317”

- shall mean real estate located at ul. Warszawska in Minsk Mazowiecki, for which the District Court in Minsk Mazowiecki maintains the Land and Mortgage Register No. 5317. The above real estate was sold by the Company before signature of this Agreement.

2.	SALE AND PURCHASE

2.1.	The Sellers hereby sell the Shares to the Buyers and the Buyers hereby purchase the Shares from the Sellers, in the way that:

2.1.1.	Carey Agri purchases:

a)	144 (one hundred forty four) Szydlarski Shares from Mr. Wlodzimierz Szydlarski;

b)	144 (one hundred forty four) Zakrzewski Shares from Mr. Sylwester Zakrzewski;

c)	144 (one hundred forty four) Piatkowski Shares from Mr. Wojciech Piatkowski.

2.1.2.	While CEDC purchases:

d)	56 (fifty six) Szydlarski Shares from Mr. Wlodzimierz Szydlarski;

e)	56 (fifty six) Zakrzewski Shares from Mr. Sylwester Zakrzewski;

f)	56 (fifty six) Piatkowski Shares from Mr. Wojciech Piatkowski.

2.1.3.	The Parties agree that clause 2.1.2 of the Agreement comes into effect on the Acquisition Day.

2.2.	The Shares are transferred to the Buyers with all rights attached to them, free and clear of any and all liens, encumbrances, pledges and rights of third parties.

2.3.	If the Minister of Internal Affairs and Administration refuses the consent for the acquisition of the shares in the Company by CEDC, the Sellers undertake to sell the Shares mentioned in clause 2.1.2 to Carey Agri or to any third party indicated by Carey Agri, while the price for the above Shares (as set forth in clause 3.3) shall be settled by Carey Agri within 6 (six) months following the signature of this Agreement. In the latter case Carey Agri shall secure payment to be made by the indicated third party.

3.	PRICE FOR THE SHARES

3.1.	The aggregate Price for all the Shares shall amount to PLN 8,095,223.55 (eight million ninety five thousand two hundred twenty three, 55/100). The Price shall be paid in accordance with the rules set forth in the Agreement, what has been shown in the table below:

Split of payment for the transaction formy zaplaty	Wlodzimierz Szydlarski		Wojciech Piatkowski		Sylwester Zakrzewski		TOTAL
No. of shares held in Panta-Hurt Sp. z o.o.	200		200		200		600
%	33.33%		33.33%		33.33%		100.00%
Cash payment, including:	1 880 716.12	zl	1 880 716.12	zl	1 880 716.12	zl	5 642 148.36	zl
Cash transfer to the Company— payment for Real Property KW 5317	300 378.28	zl			300 378.28	zl	600 756.56	zl
Cash transfer to the Sellers’ accounts	1 580 337.84	zl	1 880 716.12	zl	1 580 337.84	zl	5 041 391.80	zl
Value of CEDC Shares	817 691.73	zl	817 691.73	zl	817 691.73	zl	2 453 075.19	zl
Transaction’s price	2 698 407.85	zl	2 698 407.85	zl	2 698 407.85	zl	8 095 223.55	zl

3.2.	Subject to clause 4.1 and 4.2 below, PLN 5,642,148.36 (five million six hundred forty two thousand one hundred forty eight, 36/100) out of the Price shall be paid by Carey Agri on the Completion Date. The payment shall be effected by bank transfer in the following way:

3.2.1.	PLN 1,580,337.84 (one million five hundred eighty thousand three hundred thirty seven, 84/100) shall be paid to the following bank account of Mr. Wlodzimierz Szydlarski:

Bank	Pekao S.A. I O/Minsk Mazowiecki,
No.:	10701614-905901-2221-0210.

3.2.2.	PLN 1,580,337.84 (one million five hundred eighty thousand three hundred thirty seven, 84/100) shall be paid to the following bank account of Mr. Sylwester Zakrzewski:

Bank	Pekao S.A. I O/Minsk Mazowiecki,
No.:	10701614-936194-2221-0210.

3.2.3.	PLN 1,880,716.12 (one million eight hundred eighty thousand seven hundred sixty, 12/100) shall be paid to the following bank account of Mr. Wojciech Piatkowski:

Bank	Pekao S.A. I O/Minsk Mazowiecki,
No.:	10701614-877442-2221-0210.

3.2.4.	PLN 600,756.56 (six hundred thousand seven hundred fifty six, 56/100) shall be paid to the following bank account of the Company:

Bank	Pekao S.A. I O/Minsk Mazowiecki,
No.:	10701614-274326-2221-0100.

Since the Real Property KW 5317 was transferred to Mr. Wlodzimierz Szydlarski and Mr. Sylwester Zakrzewski prior to the Completion Date, and due to the above sale the aforesaid persons to the Company the amount indicated in this clause (hereinafter: the “Price for Real Property”), the Parties agree that the Price for the Real Property shall be paid to the Company directly by Carey Agri. Mr. Wlodzimierz Szydlarski and Mr. Sylwester Zakrzewski hereby authorises Carey Agri to pay the Price for Real Property to the Company and they authorises the Company to receive that payment. The above payment shall respectively decrease the transaction cash payment for the Shares set forth in clause 2.1.1.

3.2.5.	At the Completion Date Carey Agri undertakes to present the Sellers the copy of bank transfer orders, certified by its bank, which shall constitute proofs of payment for the Shares mentioned in clauses 2.1.1. a)-c).

3.3.	PLN 2,453,075.19 (two million four hundred fifty three thousand seventy five, 19/100) out of the Price shall be paid by CEDC in CEDC Shares.

3.4.	CEDC will pay and issue the CEDC Shares mentioned in clause 3.3 to the Sellers in accordance with the following rules:

3.4.1.	The number of CEDC shares to be received by the Sellers shall be based on 120 days’ average CEDC share price before the Completion Date (i.e. USD 20.7485), calculated upon the NBP average exchange rate published one day before the Completion Date (i.e. 4.0260). The above calculation gives 29,367 (twenty nine thousand three hundred sixty seven) CEDC Shares.

3.4.2.	Within 30 days from the Acquisition Date 29,367 of CEDC Shares shall be issued and delivered to Mr. Wlodzimierz Szydlarski, Mr. Sylwester Zakrzewski and Mr. Wojciech Piatkowski in proportions resulting from the table included in clause 3.1. In result Mr. Wlodzimierz Szydlarski shall receive 9,789 (nine thousand seven hundred eighty nine) of CEDC Shares, Mr. Sylwester

Zakrzewski shall receive 9,789 (nine thousand seven hundred eighty nine) of CEDC Shares while Mr. Wojciech Piatkowski shall receive 9,789 (nine thousand seven hundred eighty nine) of CEDC Shares.

3.5.	Shares Certificates shall include 12-months lock-up period.

4.	PRICE ADJUSTMENT

4.1.	All the Company’s receivables outstanding over 90 days (including full value of bad debt reserve) constitute a basis for reduction of the Price and their value shall be set off with the Price on the Completion Date. Full list of the above receivables (including items which the bad debt reserves have been created for) was prepared as of the day preceding the Completion Date and it constitute Schedule 2.

4.2.	On 90th day following the signature of this Agreement, i.e. on 4 December 2003, verification of the Company’s overdue receivables outstanding by over 90 days shall be effected. If on that day there are any the Company’s New Receivables, the Sellers shall pay back the value of the New Receivables to the Buyers’s bank accounts within 7 days following the day of the above verification.

4.3.	If within 270 days following the signature of this Agreement the Company’s debtors shall pay the receivables mentioned in clause 4.1 or 4.2, the Buyers shall reimburse them to the Sellers within 7 days following the lapse of the above 270-days period.

5.	COMPLETION DATE

5.1.	At the Completion Date the Parties shall take the following actions:

5.1.1.	the Sellers, shall deliver the Buyers the following resolutions adopted by the Shareholders Meeting of the Company the latest on the Completion Date:

–	resolution on appointment of the new Management Board of the Company composed of:

a) Mr. Wlodzimierz Szydlarski—President of the Company’s Management Board;

b) Mr. Sylwester Zakrzewski—Vice-President of the Company’s Management Board;

c) Mr. Wojciech Piatkowski—Vice-President of the Company’s Management Board;

d) Mr. William Vernon Carey—Member of the Company’s Management Board;

e) Mr. Evangelos Evangelou—Member of the Company’s Management Board;

f) Mr. Neil Crook—Member of the Company’s Management Board;

g) Mrs. Edyta Krawczyk—Member of the Company’s Management Board.

–	resolution of the Company’s Management Board on consent to the transaction contemplated by this Agreement;

The above resolutions constitute Schedule 3 to this Agreement.

5.1.2.	The Buyers shall cause the Company to execute the following employment contracts:

–	the employment contract with Mr. Wlodzimierz Szydlarski (attached as Schedule 4 hereto);

–	the employment contract with Mr. Sylwester Zakrzewski(attached as Schedule 5 hereto);

–	the employment contract with Mr. Wojciech Piatkowski(attached as Schedule 6 hereto).

5.1.3.	The Buyers shall provide the Sellers with the Lock-up Letters relating to CEDC Shares (hereinafter: the “Lock-up Letters”), and the Sellers shall sign the Lock-up Letters and return them to the Buyers. The Lock-up Letters shall be attached hereto as Schedule 7.

5.1.4.	The Sellers shall deliver to the Buyers:

–	a statement made by the Sellers on termination of the agreement on civil partnership Agencja Handlowo-Uslugowa “Panta-Hurt” s.c. (hereinafter: the “Statement on Termination of the Civil Partnership”); the Statement on Termination of the Civil Partnership shall be attached hereto as Schedule 8;

–	statement of the Sellers confirming that in consequence of the resolution No. 1 of the Extraordinary Shareholders Meeting of 17 July 2001, on the same day Mr. Wlodzimierz Szydlarski and Mr. Sylwester Zakrzewski, each of them, duly subscribed for 93,700 new issued shares in the increased share capital of the Company, of a nominal value of PLN 3.20 per share (before denomination of the Shares), the above shares have been paid in cash from their individual property and they have not constituted their joint property (hereinafter: the “Sellers’ Statement”); the Sellers’ Statement shall be attached hereto as Schedule 9;

–	statement of the Sellers including waiver of any their claims against the “Shares” or the Company’s property (hereinafter: the “Waiver”) and the Sellers’ spouses’ consents to the sale of the Shares to the Buyers (hereinafter: the “Spouses’ Consents”); the Waiver and the Spouses Consents shall be attached hereto as Schedule 10;

–	certificates issued by a relevant tax office and the Social Security Office (ZUS) confirming that there are no outstanding tax or social security contributions to be paid by the Company; the above certificates shall be attached hereto as Schedule 11.

–	Certified copy of the trademark registration application relating to “PANTA-HURT” trademark filed with the Patent Office, which shall be attached hereto as Schedule 12.

5.1.5.	The Sellers shall deliver to the Buyers documents confirming the sale of the Real Property KW 5317. The above documents shall be attached hereto as Schedule 13.

5.1.7.	After completion of the actions mentioned in clauses 5.1.1.- 5.1.6. and signature of the Agreement, Carey Agri shall transfer, by bank wire, the portion of the Price defined in clauses 3.1 and 3.2 to the Company and the Sellers’ respective bank accounts.

6.	ACTIONS TO BE TAKEN AFTER THE COMPLETION DATE

6.1.	Within 30 days following the Completion Date, CEDC shall deliver the Shares Certificates to the Sellers as described in clause 3.4.2.

6.2.	The Parties confirm that there shall not be any dividend paid out to the Sellers for the year 2003. The Parties agree that the Sellers enjoys the right to dividend for 2002. The dividend for 2002 to be paid to the Sellers shall not exceed, however, PLN 1,619,184.27 (one million six hundred ninety thousand one hundred eighty four, 27/100) brut. The intended term of payment of the dividend depends on the term of the planed change of the Company’s bank, what should occur not later than within 30 days from signing a respective loan agreement with the above bank.

6.3.	The Sellers shall not use or conduct business activity under business name containing the words “PANTA-HURT”.

7.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

7.1.	The Sellers hereby jointly and severally represent and warrant to the Buyers that each of the following representations and warranties is true, complete and accurate:

7.1.1.	The Company has been duly organized and validly exists under the laws of the Republic of Poland. The current uniform text of the Company’s Articles of Association constitutes Schedule 14 to this Agreement.

7.1.2.	The Company’s share capital amounts to PLN 600,000 (six hundred thousand) and is divided into 600 (six hundred) shares of a face value of PLN 1,000 (one thousand) per share. Each share carries one vote at the Shareholders’ Meeting of the Company. Each of the Sellers holds 200 (two hundred) shares in the Company. A copy of the current share book signed by the Company’s Management Board is attached as Schedule 15 hereto. The Shares have been duly created, issued and subscribed for by the Sellers. The Shares are fully paid and free and clear of any and all liens, encumbrances, pledges and rights of third parties.

7.1.3.	The Shares did not and do not constitute co-ownership of the Sellers or of Agencja Handlowo-Uslugowa “Panta-Hurt” s.c. The Sellers shall not raise any claims against the Company in connection with the Shares or the Company’s property, and they have fulfilled all obligations towards the Company in relation to the Shares.

7.1.4.	The transfer of the Shares to the Buyers shall not give a legal reason to any third party to terminate or modify any agreements to which the Company is a party. As of the date of signing this Agreement the Sellers are unaware of any intent of their suppliers or customers to stop co-operation with the Company.

7.1.5.	The Sellers have the power and authority to sing this Agreement and execute the transaction contemplated herein. The execution of this Agreement and the performance of the obligations set forth herein have been duly authorized by the Sellers and will not result in violation of any law, decree or regulation, any contract to which either of the Sellers is a party, or by which it or its property may be bound, any judgment of any court, or any permit or approval of any governmental agency.

7.1.6.	This Agreement constitutes a valid and legally binding obligation of the Sellers, enforceable in accordance with its terms.

7.1.7.	The Company’s share capital was increased only once, up to PLN 600,000. The increase in the Company’s share capital has been duly registered. The cash contributions paid in order to increase the Company’s share capital, had not been subject to co-ownership of the Company’s shareholders. There were no additional payments granted to the Company. There were no claims of third parties connected with the Shares and increase in the Company’s share capital.

7.1.8.	All resolutions of the Company’s shareholders were validly and duly adopted and they are legally binding.

7.1.9.	There is no obligation of the Company towards its shareholders. There is no obligation of Agencja Handlowo-Uslugowa “Panta-Hurt” s.c. for which the Company could be jointly and severally liable.

7.1.10.	The Sellers paid back to the Company all amounts taken in a form of advance for the dividend for years 2002 and 2003 before the date of signing this Agreement.

7.1.11.	The Company’s financial statements for the financial year ending on 31 December 2002 have been prepared in accordance with the Accounting Act and fairly present the standing and sales of the Company. The minutes from the Ordinary Shareholders Meeting of the Company in 2003 constitute Schedule 16 to this Agreement.

7.1.12.	On 7 August 2003 the Company filed application for registration of the trademark “PH PANTA-HURT” with the Patent Office.

7.1.13.	The Company have duly filed all tax and social security contribution returns which should have been filed, including but not limited to those relating to corporate income tax and value added tax, and have paid all taxes including wage, tax and social security contributions which became due or assessed or will become due or will be assessed on or before the day of signing hereof. There is no outstanding tax or social security contribution to be paid by the Company or its shareholders.

7.1.14.	The tax inspections performed in the Company have not disclosed any irregularities relating to the respective tax law provisions.

7.1.15.	Except for litigation before civil courts listed in Schedule 17, where the Company is a plaintiff, the Company is not engaged in any legal, including civil, action or litigation and there are no proceedings (including judicial, arbitration, enforcement, taxation administrative, bankruptcy, arrangement with creditors’ proceedings) or investigations either pending against the Company or which should be expected by the Company.

7.1.16.	The Company did not conclude any loan agreements and has no bank loans, except for bank loans granted on the basis of: (i) the agreement for a investment bank loan No. 58/2002 concluded on 13 December 2002 with Bank Polska Kasa Opieki S.A. (loan amounts to PLN

1,900,000); (ii) the agreement for a short-term revolving bank loan in the current account in the amount of PLN 5,000,000 No. 84/2000 concluded on 13 October 2000 with Bank Polska Kasa Opieki S.A. The company duly fulfils all of its obligations under these agreements. The Company is not a party to any other loan agreement. It did not establish any collateral or granted any guarantee except for the guarantee of the promissory note issued by Agencja Handlowo-Uslugowa Panta-Hurt s.c. as a security of the repayment of the loan granted on the basis of the agreement concluded on 13 October 2000 with Bank Polska Kasa Opieki S.A. (No. 84/2000) and the mortgage on the real estate based on the agreement concluded on 13 December 2002 with Bank Polska Kasa Opieki S.A. (No. 58/2002).

7.1.17.	The Company did not issue any other promissory notes then listed in Schedule 18 hereto.

7.1.18.	The Company did not conclude agreements for transfer of ownership as a security or agreements for establishing a pledge, including pledge by registration.

7.1.19.	The Company is not a party to any agreement concluded by distributors of alcoholic beverages.

7.1.20.	The Company is a party to 9 (nine) lease agreements relating to means of transportation concluded with Bel Leasing Sp. z o.o. with its registered office in Warsaw. The company duly fulfils all of its obligations under these agreements. These agreements constitute Schedule 19 to this Agreement.

7.1.21.	The company duly fulfilled and fulfils all of its obligations under investment agreement concluded with Marek Chrol (BUDOHAL) on 1 June 2002. The above agreement has been executed. The investment was performed on plot No. 647/3 and has not exceeded its boundaries.

7.1.22.	The value of the investment in Choszczówka Stojecka, including the value of the land, has not exceeded PLN 3,200,000 (three million two hundred thousand). The value of the remaining works, necessary for the use of the investment, did not exceed PLN 100,000 (one hundred thousand).

7.1.23.	No proceedings have been initiated to enforce any security established on the Company’s assets. The Company enjoys full legal title to its assets.

7.1.24.	The agreements concluded by the Company are enforceable and legally binding. The list of lease agreements for the Company’s premises (currently performed) constitutes Schedule 20 to this Agreement.

7.1.25.	No request for declaration of bankruptcy or opening of arrangement proceedings has been filed in respect of the Company as or for compulsory management referred to in Article 1062 of the Code of Civil Procedure and no receiver referred to in Article 27 of the Act on Registered Pledge has been established in respect of the Company’s business.

7.1.26.	The following three licenses for selling alcohol were granted to the Company, and they are valid and did not expire:

–	a license No. 1232/S/02 granted on 5 December 2002 for wholesale of alcoholic beverages containing more than 18% of alcohol;

–	a license No. 40/P/2002 granted on 14 August 2002 for wholesale of alcoholic beverages containing up to 4.5% of alcohol and for wholesale of beer;

–	a license No. 42/W/203 granted on 31 January 2003for wholesale of alcoholic beverages containing from 4.5% to 18% of alcohol excluding beer.

7.1.27.	The Company does not have any overdue payments to its employees. Except for potential claims connected with outstanding leaves of a value of PLN 125.760,00 (one hundred twenty five thousand seven hundred sixty), there are no legal basis for any employees’ claims, including claims connected with work accidents or group redundancies.

7.1.28.	There is no litigation pending with former or current shareholders of the Company or members of the Company’s Management Board.

7.1.29.	The Company is the owner of Real Property KW 83144. There are neither legal basis for claims nor pending legal proceedings relating to the Real Property KW 83144. There is no third party enjoying right of first refusal relating to the Real Property KW 83144 and such right did not exist at the moment of acquisition of the Real Property KW 83144 by the Company. The Real Property KW 83144 is encumbered with a mortgage of PLN 1,900,000, which has been established in favor of Bank Polska Kasa Opieki S.A. in order to secure repayment of the bank loan. Moreover, each owner of the neighboring real estate (plot No. 647/2) has a right to walk across the Real Property KW 83144 in order to get to the public road. There is no other encumbrance of the Real Property KW 83144. The Company is not owner, co-owner or perpetual usufructor of any other real property.

7.1.30.	Within 90 days prior to the conclusion of this Agreement the Company was not a party to any transaction of sale or purchase of fixed assets concluded with the entities in which the Sellers hold shares or interests, except for transactions relating to the Company’s Real Property KW 5317.

7.1.31.	The Company is neither a party to any transaction with the entities connected with the Sellers nor a party to any service agreements concluded with such entities, members of their families or their relatives, except for the agreement for investment’s supervision concluded with Mr. Robert Piatkowski, which expires on the day of finish of execution of the investment in Choszczówka Stojecka.

7.1.32.	The Company’s property is not subject to lease or use executed by the Sellers or third parties.

7.1.33.	Since 9 June 2003 the Company’s business has continued in the normal course of business, in consistence with the way the above business had been run during the period prior to the date of this Agreement. In particular, since 9 June 2003 the Company has not raised the employee’s salaries, acquired or disposed of any fixed assets with a value exceeding PLN 15,000 (fifteen thousand), except for sale of the Company’s Real Property KW 5317.

7.1.34.	The Company is a shareholder or partner neither in commercial company nor in civil partnership.

7.1.35.	As of 4 September 2003 the value of the Company’s overdue receivables outstanding by over 90 days amounts to PLN 457.851,64. The list of the above receivables constitutes Schedule 2 to this Agreement.

7.1.36.	The list of reserves of receivables constitutes Schedule 21 to the Agreement.

7.1.37.	The Sellers have disclosed, to the Buyers, all information which is or may reasonably be regarded as material to an accurate appraisal of the business, the assets and liabilities, the net equity, the financial standing and sales and in general all the Company’s affairs.

7.2.	The Sellers acknowledge that the Buyers enter into this Agreement based on the assumption of full truth and accuracy of the above statements.

7.3.	The Sellers hereby covenant and agree that they shall compensate the Buyers for and indemnify and hold the Buyers harmless against any and all liabilities and losses resulting from breach of any of the Representations and Warranties (including but not limited to their incompleteness, incorrectness or inaccurateness).

8.	REPRESENTATIONS AND WARRANTIES OF THE BUYERS

The Buyers hereby represent and warrant to the Sellers as follows:

8.1.	CEDC has been duly organized and validly exists under the laws of the State of Delaware and has the power and authority to execute the transaction contemplated herein.

8.2.	Carey Agri has been duly organized and validly exists under the laws of Poland and has the power and authority to execute the transaction contemplated herein.

8.3.	The execution of this Agreement and the performance of the obligations set forth herein have been duly authorized by the Buyers and will not result in violation of any law, decree or regulation, any contract to which either of the Buyers is a party, or by which it or its property may be bound, any judgment of any court, or any permit or approval of any governmental agency.

8.4.	The Buyers guarantee that repayment of bank loans granted to the Company on the basis of the agreement for an investment bank loan No. 58/2002 concluded on 13 December 2002 with Bank Polska Kasa Opieki S.A. and the agreement for a short-term revolving bank loan in the current account in the amount of PLN 5,000,000 No. 84/2000 concluded on 13 October 2000 with Bank Polska Kasa Opieki S.A. as well as granting a new bank loan to the Company shall be effected by 30 September 2003.

8.5.	This Agreement constitutes a valid and legally binding obligation of the Buyers, enforceable in accordance with its terms.

9.	INDEMNITY AND COVENANTS

9.1.	The Sellers shall, for an unlimited period of time, assume the liability and shall indemnify the Company and/or the Buyers for any payment of tax or debts resulting from any tax inspection or legal proceedings concerning the Company’s activity before the Completion Date.

9.2.	Each Party shall keep confidential all information contained in this Agreement. The above undertaking shall not apply to any information which is currently publicly available or disclosure of which is required by mandatory provisions of laws or necessary for proper performance of this Agreement.

9.3.	The Buyers undertake to release the Sellers from liability resulting from promissory notes issued by the Company, which were secured by the Sellers in favor of the Company’s suppliers or BEL Leasing Sp. z o.o. with its registered office in Warsaw. The list of promissory notes secured by the Sellers constitute Schedule 22 hereto.

10.	NOTIFICATIONS

10.1.	All notices, statements and communications required or permitted under this Agreement shall be effectively given, if personally delivered or sent by a registered letter (return receipt requested) to the following address:

To the Buyers:

Carey Agri International Poland Sp. z o.o. and Central European Distribution Corporation

ul. Bokserska 66A,

02-690 Warszawa, Polska,

Fax: 22 455 18 10

Attention of Mr. William V. Carey.

To the Sellers:

PANTA-HURT Sp. z o.o.

05-300 Minsk Mazowiecki

ul. Sosnkowskiego 24

Fax: 25 759 33 64

Respectively: Attention of:

Mr. Wlodzimierz Szydlarski or Mr. Sylwester Zakrzewski or Mr. Wojciech Piatkowski.

10.2.	The Parties undertake to notify promptly one another of the change of the address for correspondence. In the event of failure to notify of the change of address, all correspondence sent to the addresses indicated above shall be deemed delivered to the appropriate address.

11.	MISCELLANEOUS

11.1.	Any legal, financial and consulting expenses of the Sellers in relation to this Agreement shall be borne solely by the Sellers. The Buyers shall be responsible for their own expenses.

11.2.	The cost of the tax on civil law transactions being 1% of the Price shall be borne jointly by the Sellers and Buyers in equal parts.

11.3.	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Poland.

11.4.	Any and all disputes arising in connection with this Agreement shall be settled by the Arbitration Court of the Polish Chamber of Commerce in accordance with its rules of proceedings. Arbitration proceedings shall be held in Warsaw and shall be conducted in Polish.

11.5.	This Agreement has been executed in five counterparts in Polish, one counterpart for each of the Sellers and each of the Buyers. The Parties shall promptly prepare and sign English translation of the Agreement. The Polish language version shall constitute the basis for interpretation of this Agreement.

Schedules to the Agreement:

1.	Documents confirming authorization of the Buyers to conclude the Agreement.

2.	List of the Company’s overdue receivables outstanding by over 90 days.

3.	Resolutions mentioned in clause 5.1.1.

4.	Employment contract with Mr. Wlodzimierz Szydlarski.

5.	Employment contract with Mr. Sylwester Zakrzewski.

6.	Employment contract with Mr. Wojciech Piatkowski.

7.	Lock-up Letters;

8.	Statement on Termination of the Civil Partnership.

9.	Sellers’ Statement.

10.	Waiver and Spouses’ consents.

11.	Certificates issued by a relevant tax office and the Social Security Office (ZUS);

12.	Copy of the trademark registration application.

13.	Documents relating to the sale of the Real Property KW 5317.

14.	Uniform text of the Articles of Association of the Company.

15.	Copy of the share book.

16.	Minutes from the Ordinary Shareholders Meeting in 2003

17.	List of litigation before civil courts.

18.	List of promissory notes issued by the Company.

19.	List of the agreements on lease of means of transportation.

20.	List of the Company’s lease agreements relating to real estate.

21.	List of reserves for receivables.

22.	List of promissory notes issued by the Company and secured by the Sellers.

For the Buyers

Signed by:

For the Sellers

Signed by: